[MISSION BROADCASTING, INC. LETTERHEAD]

December 20, 2005

Mr. Andrew Mew

Senior Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop S561

Washington, D.C. 20549

Dear Mr. Mew,

I am in receipt of your letter dated December 12, 2005 regarding your review of the Form 10-K for the year ended December 31, 2004 for Mission Broadcasting, Inc. (“Mission”). Your letter states that Mission should revise its Form 10-K with respect to the Report of Independent Registered Public Accounting Firm, page F-2 as follows:

Please have you auditors revise their report to refer to “the standards of the Public Company Accounting Oversight Board (United States)” as required by PCAOB Auditing Standard No. 1.

Mission respectfully requests that the Commission consider allowing the company to make the above revision on a prospective basis. Mission is owned by a single shareholder and has limited distribution of its financial statements. As such, Mission is a public filer only pursuant to Regulation S-X 210.3-10 as a guarantor of publicly issued debt. In addition, because we are at the end of calendar year 2005, Mission would appreciate the staff’s consideration of allowing it to make this change for future reports without amending its 2004 Form 10-K.

As requested by your letter, Mission acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and Mission may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please address any questions concerning this response to your letter to Mission’s counsel, Howard Liberman or Elizabeth Hammond of Drinker Biddle & Reath at (202) 842-8800 (facsimile number (202) 842-8465)).

Sincerely,

/s/ David S. Smith

David S. Smith
President and Treasurer
Mission Broadcasting, Inc.